December 30, 2008

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Matthew Schissler, Chief Executive Officer
Cord Blood America, Inc.
501 Santa Monica Blvd., Suite 700
Santa Monica, CA 90401

      RE: **Cord Blood America, Inc.**
               Form S-1 filed December 2, 2008
               File No. 333-155882

Dear Mr. Schissler:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please revise the prospectus to fully disclose all of the material changes between the amended and initial Securities Purchase Agreement. For example, we note the change in the maximum advance amount, among other things.

2. The prospectus cover page indicates that the shares underlying the amended agreement would equal 30% of currently outstanding shares. Please revise here and elsewhere as appropriate.

3. Exhibit 10.102 does not appear complete as the amount of the floor price is not provided. Please refile the complete amendment or explain.

4. It is necessary for the principal financial officer to sign the registration statement. Please revise the signature page to add the signature of the principal financial officer or designate the person who signs the registration.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that all information required by the Securities Act of 1933 and the Securities Exchange Act of 1934 has been included and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date.

Please contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3795 with any questions you might have.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services

cc: Matthew Schissler
By facsimile at (310) 432-4098